UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English) 5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Explanatory Note

Check Point Software Technologies Ltd. (the “Company”) today announced the appointment of Nadav Zafrir as Chief Executive Officer and as a member of the Company’s Board of Directors.  Mr. Zafrir’s appointment as Chief Executive Officer will be effective in December 2024, and he will join the Company’s Board of Directors upon shareholder approval at the Company’s next Annual General Meeting. Mr. Zafrir succeeds Gil Shwed, the Company’s founder and current Chief Executive Officer, who will continue with the Company as Executive Chairman.

A press release announcing the appointment and transition, as well as the Company’s 2024 second quarter financial results, is included below.

Legal Notice Regarding Forward-Looking Statements
This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this report include, but are not limited to, statements related to the appointment of the Company’s new Chief Executive Officer and the transition of the Company’s Chief Executive Officer into the role of Executive Chairman. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this report are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the SEC on April 2, 2024. The forward-looking statements in this report are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 2

INVESTOR CONTACT: Kip E. Meintzer Check Point Software +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Gil Messing Check Point Software +1.650.628.2260 press@checkpoint.com

CHECK POINT SOFTWARE ANNOUNCES NEW CEO & REPORTS STRONG 2024 SECOND
QUARTER RESULTS

Nadav Zafrir, renowned Cyber Security leader, will assume CEO role December 2024
Gil Shwed, Founder & CEO, will transition to Executive Chairman

REDWOOD CITY, CA – July 24, 2024 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the second quarter ended June 30, 2024, and the appointment of Nadav Zafrir as Check Point Chief Executive Officer.

Second Quarter 2024:

•	Total Revenues: $627 million, a 7 percent increase year over year
•	Security Subscription Revenues: $272 million, a 14 percent increase year over year
•	GAAP Operating Income: $209 million, representing 33 percent of revenues
•	Non-GAAP Operating Income: $265 million, representing 42 percent of revenues
•	GAAP EPS: $1.74, a 3 percent increase year over year
•	Non-GAAP EPS: $2.17, an 8 percent increase year over year

“I’m excited to share great news. Check Point delivered an outstanding second quarter as customers continued to embrace the AI driven, cloud delivered Infinity Platform to achieve the highest levels of security,” said Gil Shwed, Check Point founder and CEO. “The success of Infinity during the quarter was underscored by its double-digit growth and significant deals with Fortune Global 500 organizations."

New CEO Appointment:

For the past 10 years, Nadav Zafrir has been a co-founder and managing partner at Team8, a global venture creation and venture capital fund. Team8 establishes and invests in companies focused on cyber security, Data & AI, Fintech and digital health. He built, invested and chaired 17 cyber security companies in addition to dozens of other technology companies he has consulted and mentored. He previously served 25 years in the IDF, retiring as a Brigadier General. Since 2019, he has served as Chairman of the Board of SolarEdge Technologies, a Nasdaq traded smart energy company. Mr. Zafrir will assume the CEO role in December 2024 and will join Check Point’s Board of Directors upon shareholder approval at Check Point’s next Annual General Meeting. Gil Shwed will become Executive Chairman of the Board.

“We are concluding a thorough CEO search process after examining candidates from around the world and found the perfect individual.  Nadav has been a key leader in the global cyber security ecosystem for over a decade.  Having lived in New York and Tel Aviv, he became one of the most respected figures within the global CISO community.  He established and led multiple cyber security companies and partnered with the world’s largest security vendors.  I admire his achievements and leadership skills and I am excited about his appointment, and believe he is the right leader to take Check Point to new heights,” concluded Mr. Shwed.

“I am honored to join Check Point, a pioneer that shaped modern cyber security, and a hotbed for entrepreneurship,” said Nadav Zafrir. “Over the last decade, I've collaborated with global cyber security leaders and teams, witnessing firsthand their incredible efforts to safeguard global networks from sophisticated attackers. I am in awe of the work of security practitioners and their organizations deserve the best security. In our turbulent world, on the brink of another acceleration point as AI redefines our lives, cutting-edge cyber security is more critical than ever.  Check Point is uniquely positioned to lead development of the next stage of security for our complex world. I look forward to working with the company’s accomplished leadership team and Gil to write the next chapter in Check Point’s growth,” concluded Mr. Zafrir.

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 3

Financial Highlights for the Second Quarter of 2024:

•	Total Revenues: $627 million compared to $589 million in the second quarter of 2023, a 7 percent increase year over year.
•	GAAP Operating Income: $209 million compared to $221 million in the second quarter of 2023.
•	Non-GAAP Operating Income: $265 million compared to $263 million in the second quarter of 2023.
•	GAAP Taxes on Income: $36 million compared to $41 million in the second quarter of 2023.
•	GAAP Net Income: $197 million compared to $202 million in the second quarter of 2023.
•	Non-GAAP Net Income: $246 million compared to $238 million in the second quarter of 2023.
•	GAAP Earnings Per Diluted Share: $1.74 compared to $1.70 in the second quarter of 2023, a 3 percent increase year over year.
•	Non-GAAP Earnings Per Diluted Share: $2.17 compared to $2.00 in the second quarter of 2023, an 8 percent increase year over year.
•	Deferred Revenues: As of June 30, 2024, deferred revenues were $1,818 million compared to $1,774 million as of June 30, 2023, a 2 percent increase year over year.
•	Cash Balances, Marketable Securities and Short-Term Deposits: $3,058 million as of June 30, 2024, compared to $3,515 million as of June 30, 2023.
•	Cash Flow: Cash flow from operations of $200 million compared to $191 million in the second quarter of 2023.
•
Share Repurchase Program: During the second quarter of 2024, the company repurchased approximately 2.1 million shares at a total cost of approximately $325 million. On July 11, 2024, the company announced that the board of directors authorized a $2 billion expansion of the company’s on-going share repurchase program. Under the extended share repurchase program, Check Point will be authorized to continue repurchasing its shares up to $325 million each quarter.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 24, 2024, at 8:30 AM ET/5:30 AM PT. To listen to the live video cast or replay, please visit the website: www.checkpoint.com/ir.

Third Quarter Investor Conference Participation Schedule:

•	KeyBanc Technology Leadership Forum August 4-6, 2024, Vail, CO – Fireside Chat & 1x1’s

•	Oppenheimer 27th Annual Virtual Technology, Internet & Communications Conference August 12, 2024 – Virtual 1x1’s

•	Deutsche Bank 2024 Technology Conference August 28 - 29, 2024, Dana Point, CA – 1x1’s

•	Citi 2024 Global Technology Conference September 3-5, 2024, New York, NY – 1x1’s

•	Goldman Sachs 2024 Communicopia + Technology Conference September 9, 2024, San Francisco, CA – Fireside Chat &1x1’s

•	Piper Sandler 2023 Growth Frontiers Conference September 10-11, 2024, Nashville, TN – 1x1’s

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 4

Members of Check Point's management team anticipate attending these conferences and events to discuss the latest company strategies and initiatives. Check Point’s conference presentations, if applicable, will be available via webcast on the company’s web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

To follow this and other Check Point news visit:

•          LinkedIn: https://www.linkedin.com/company/check-point-software-technologies
•          YouTube: http://www.youtube.com/user/CPGlobal
•          Blog: http://blog.checkpoint.com/
•          X (Formerly known as Twitter): http://www.twitter.com/checkpointsw

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading AI-powered, cloud-delivered cyber security platform provider protecting over 100,000 organizations worldwide. Check Point leverages the power of AI everywhere to enhance cyber security efficiency and accuracy through its Infinity Platform, with industry-leading catch rates enabling proactive threat anticipation and smarter, faster response times. The comprehensive platform includes cloud-delivered technologies consisting of Check Point Harmony to secure the workspace, Check Point CloudGuard to secure the cloud, Check Point Quantum to secure the network, and Check Point Infinity Core Services for collaborative security operations and services.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, the appointment of our new CEO, the transition of our CEO into the role of Executive Chairman and our participation in investor conferences and events during the third quarter of 2024. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; the appointment of our new CEO, the transition of our CEO into the role of Executive Chairman; and general market, political, economic, and business conditions, including acts of terrorism or war. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2024. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income, and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures to assist the investment community in visualizing the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and has determined that it is important to provide this information to investors.

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (Unaudited, in millions, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Revenues:
Products and licenses	$118.1	$116.9	$218.4	$224.9
Security subscriptions	271.7	238.9	535.1	467.1
Total revenues from products and security subscriptions	389.8	355.8	753.5	692.0
Software updates and maintenance	237.6	232.9	472.7	462.9
Total revenues	627.4	588.7	1,226.2	1,154.9

Operating expenses:
Cost of products and licenses	24.0	22.6	43.9	48.8
Cost of security subscriptions	16.8	13.6	33.3	25.9
Total cost of products and security subscriptions	40.8	36.2	77.2	74.7
Cost of Software updates and maintenance	31.6	27.3	60.3	54.1
Amortization of technology	5.8	2.4	11.6	5.2
Total cost of revenues	78.2	65.9	149.1	134.0

Research and development	97.1	87.4	196.3	178.9
Selling and marketing	215.7	185.6	421.9	363.3
General and administrative	27.1	28.4	55.7	57.5
Total operating expenses	418.1	367.3	823.0	733.7

Operating income	209.3	221.4	403.2	421.2
Financial income, net	23.7	21.3	46.3	40.4
Income before taxes on income	233.0	242.7	449.5	461.6
Taxes on income	35.6	40.7	68.2	75.5
Net income	$197.4	$202.0	$381.3	$386.1

Basic earnings per share	$1.78	$1.71	$3.42	$3.23
Number of shares used in computing basic earnings per share	111.1	118.0	111.6	119.6

Diluted earnings per share	$1.74	$1.70	$3.34	$3.20
Number of shares used in computing diluted earnings per share	113.6	119.2	114.2	120.8

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023

Revenues	$627.4	$588.7	$1,226.2	$1,154.9
Non-GAAP operating income	265.1	263.1	517.1	501.5
Non-GAAP net income	246.0	238.3	480.5	456.2
Diluted Non-GAAP Earnings per share	$2.17	$2.00	$4.21	$3.78
Number of shares used in computing diluted Non-GAAP earnings per share	113.6	119.2	114.2	120.8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023

GAAP operating income	$209.3	$221.4	$403.2	$421.2
Stock-based compensation (1)	39.3	36.2	80.9	68.9
Amortization of intangible assets and acquisition related expenses (2)	16.5	5.5	33.0	11.4
Non-GAAP operating income	$265.1	$263.1	$517.1	$501.5

GAAP net income	$197.4	$202.0	$381.3	$386.1
Stock-based compensation (1)	39.3	36.2	80.9	68.9
Amortization of intangible assets and acquisition related expenses (2)	16.5	5.5	33.0	11.4
Taxes on the above items (3)	(7.2)	(5.4)	(14.7)	(10.2)
Non-GAAP net income	$246.0	$238.3	$480.5	$456.2

Diluted GAAP earnings per share	$1.74	$1.70	$3.34	$3.20
Stock-based compensation (1)	0.34	0.30	0.70	0.57
Amortization of intangible assets and acquisition related expenses (2)	0.15	0.05	0.30	0.10
Taxes on the above items (3)	(0.06)	(0.05)	(0.13)	(0.09)
Diluted Non-GAAP earnings per share	$2.17	$2.00	$4.21	$3.78

Number of shares used in computing diluted Non-GAAP earnings per share	113.6	119.2	114.2	120.8

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1	$0.2	$0.2
Cost of software updates and maintenance	2.2	1.8	4.4	3.0
Research and development	13.6	11.8	28.3	22.4
Selling and marketing	14.9	14.8	30.8	26.1
General and administrative	8.5	7.7	17.2	17.2
	39.3	36.2	80.9	68.9

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	5.8	2.4	11.6	5.2
Research and development	1.6	2.0	3.2	3.9
Selling and marketing	9.1	1.1	18.2	2.3
	16.5	5.5	33.0	11.4

(3) Taxes on the above items	(7.2)	(5.4)	(14.7)	(10.2)

Total, net	$48.6	$36.3	$99.2	$70.1

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In millions)

ASSETS

	June 30,	December 31,
	2024 (Unaudited)	2023 (Audited)
Current assets:
Cash and cash equivalents	$572.5	$537.7
Marketable securities and short-term deposits	1,087.6	992.3
Trade receivables, net	456.7	657.7
Prepaid expenses and other current assets	75.5	70.0
Total current assets	2,192.3	2,257.7

Long-term assets:
Marketable securities	1,397.8	1,429.7
Property and equipment, net	80.8	80.4
Deferred tax asset, net	88.8	81.8
Goodwill and other intangible assets, net	1,721.5	1,748.5
Other assets	100.2	97.4
Total long-term assets	3,389.1	3,437.8

Total assets	$5,581.4	$5,695.5

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,341.9	$1,413.8
Trade payables and other accrued liabilities	445.0	502.3
Total current liabilities	1,786.9	1,916.1

Long-term liabilities:
Long-term deferred revenues	476.5	493.9
Income tax accrual	453.5	436.1
Other long-term liabilities	36.0	28.4
	966.0	958.4

Total liabilities	2,752.9	2,874.5

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	2,933.0	2,732.5
Treasury shares at cost	(13,619.0)	(13,041.2)
Accumulated other comprehensive gain	(35.7)	(39.2)
Retained earnings	13,549.4	13,168.1
Total shareholders’ equity	2,828.5	2,821.0

Total liabilities and shareholders’ equity	$5,581.4	$5,695.5
Total cash and cash equivalents, marketable securities and short-term deposits	$3,057.9	$2,959.7

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(Unaudited, in millions)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Cash flow from operating activities:
Net income	$197.4	$202.0	$381.3	$386.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5.2	5.3	12.5	12.2
Amortization of intangible assets	13.5	2.9	27.0	6.2
Stock-based compensation	39.3	36.2	80.9	68.9
Realized loss on marketable securities	-	0.7	-	0.7
Decrease (increase) in trade and other receivables, net	(75.0)	(59.9)	190.4	225.2
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	18.9	(2.2)	(121.7)	(129.3)
Deferred income taxes, net	0.6	6.0	(9.5)	6.6
Net cash provided by operating activities	199.9	191.0	560.9	576.6

Cash flow from investing activities:
Investment in property and equipment	(6.4)	(3.6)	(12.9)	(7.8)
Net cash used in investing activities	(6.4)	(3.6)	(12.9)	(7.8)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	158.6	51.0	204.2	85.1
Purchase of treasury shares	(325.0)	(324.9)	(650.0)	(649.8)
Payments related to shares withheld for taxes	(12.1)	(6.7)	(13.2)	(7.7)
Net cash used in financing activities	(178.5)	(280.6)	(459.0)	(572.4)

Unrealized gain (loss) on marketable securities, net	7.6	(10.7)	9.2	15.9

Increase (decrease) in cash and cash equivalents, marketable securities and short-term deposits	22.6	(103.9)	98.2	12.3

Cash and cash equivalents, marketable securities and short-term deposits at the beginning of the period	3,035.3	3,619.4	2,959.7	3,503.2

Cash and cash equivalents, marketable securities and short-term deposits at the end of the period	$3,057.9	$3,515.5	$3,057.9	$3,515.5

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Roei Golan
Roei Golan
July 24, 2024		Chief Financial Officer

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 10